United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Amendment No.4

Under the Securities and Exchange Act of 1934

Hallmark Financial Services, Inc
(Name of Issuer)

Common Stock $.03 par value
Title of Class of Securities

40624Q203
(CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland, OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

	If this filing person has previously filed a statement on
Schedule 13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).

1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/ /

3	SEC Use only

4	Source of Funds		 PF, AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		1,031,954
Beneficially
Owned By Each		8	Shared Voting		263,637
Reporting Person
With			9	Sole Dispositive	1,031,954

			10	Shared Dispositive	263,631

11	Aggregate Amount Beneficially owned		1,295,591

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 6.24%

14	Type of Reporting Person	 IN, IA

Item	1.	Security and Issuer
	The name of the issuer is Hallmark Financial Services, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 14651 Dallas Parkway, Suite 900, Dallas, Texas. The title of the securities to which this Statement relates is the Issuer's Common Stock, par value $0.03 per share (the "Shares").

Item 2. Identity and Background.
(a)    The name of the Reporting Person is Thomas G. Berlin.

(b)    The Reporting Person's residence address is 460 Arborview,
Venice, FL 34293.

(c) The Reporting Person's occupation is managing member of investment adviser; Berlin Financial, Ltd., a registered investment adviser. The principal address of Berlin Financial, Ltd. is 1325 Carnegie Ave, Cleveland, OH 44115.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws.

(f)    The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

NOTE: Share quantities have been changed to reflect the execution of the reverse stock split of the Issuer effective July 31, 2006.

	The Capital Shares (as defined in Item 5) were purchased using funds of Berlin Capital Growth, L.P., an Ohio limited partnership
("BCG"). The Reporting Person is the managing member of Berlin
Financial, Ltd., the investment adviser for and the General Partner of BCG.

	The Income Shares (as defined in Item 5) were purchased using funds of Berlin Income, L.P., an Ohio limited partnership ("BI").
The Reporting Person is the managing member of Berlin Financial, Ltd., the investment adviser for and the General Partner of BI.

	The Privately Managed Shares (as defined in Item 5) were purchased using funds of each respective privately managed account ("PMA") owner. The Reporting Person is the managing member of Berlin Financial, Ltd., the investment adviser for the PMAs.

Item 4. Purpose of Transaction.

	The Reporting Person purchased and sold the Capital Shares (as defined in Item 5) in his capacity as the managing member of Berlin Financial, Ltd., the investment adviser of BCG. The Capital Shares (as defined in Item 5) were purchased and sold for the account of BCG and were purchased and sold solely for investment purposes.

	The Reporting Person purchased and sold the Income Shares (as defined in Item 5) in his capacity as the managing member of Berlin Financial, Ltd., the investment adviser of BI. The Income Shares (as defined in Item 5) were purchased and sold for the account of BI and were purchased and sold solely for investment purposes.

	The Reporting Person purchased and sold the Privately Managed Shares (as defined in Item 5) in his capacity as the managing member of Berlin Financial, Ltd., the investment adviser for the PMAs. The
Privately Managed Shares (as defined in Item 5) were purchased and sold solely for investment purposes.

(a) The Reporting Person may acquire additional Shares or, in compliance with applicable securities laws, may dispose of any additional shares and/or the Berlin Shares at any time in the open market or otherwise.

(b)-(j) Not applicable

Item 5. Interest in Securities of the Issuer

NOTE: Share quantities have been changed to reflect the execution of the reverse stock split effective July 31, 2006.

(a) The Reporting Person has beneficial ownership of 1,295,591 Shares (the "Berlin Shares"). The aggregate amount controlled by the Reporting Person is 1,295,591 shares and constitutes 6.24% of shares outstanding as of the Issuer's most recent available filing.

(b)
					Shares			Percentage
Sole Voting Power	      	1,031,954			4.97%
Shared Voting Power 		263,637				1.27%
Sole Dispositive Power	        1,031,954			4.97%
Shared Dispositive Power	263,637				1.27%

	The Reporting Person has sole power to vote or to direct the vote or to dispose or direct the disposition of 1,295,591 Shares, consisting of 964,350 Shares held in the Reporting Person's IRA (the "TGB Shares") and 58,104 Shares held by BCG (the "Capital Shares") and 9,500 held by BI (the "Income Shares").

	The address of BCG is 1325 Carnegie Avenue, Cleveland, OH 44115 and the address of each PMA is Berlin Financial, Ltd., 1325 Carnegie Avenue, Cleveland, OH 44115 c/o the Reporting Person. There are no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.

	The Reporting Person and his spouse, Joy R. Berlin, have the shared power to vote or direct the vote or to dispose or to direct the disposition of 55,412 Shares (the "JRB Shares"). Joy R. Berlin's residence is 460 Arborview, Venice, FL 34293. Joy R. Berlin is not currently employed.

	During the last five years, Joy R. Berlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws.

	The Reporting Person and Berlin Family Educational Foundation, have the shared power to vote or direct the vote or to dispose or to direct the disposition of 70,000 Shares (the "BFF Shares"). Berlin Family Educational Foundation's business address is 17181 Curry Lane, Auburn, OH 44023.

	The Reporting Person and the individual owners of each PMA have the shared power to vote or direct the vote or to dispose or to direct the disposition of 138,226 Shares (the "Privately Managed Shares") held in the PMAs.

(c) On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.


Capital Shares
Date		Shares	Price Per Share	  Sold or Bought
10/31/2006	2,000		8.7		B
11/28/2006	4,050		9.54		S
11/29/2006	2,500		9.7		S
11/30/2006	5,000		9.8		S
12/1/2006	2,500		10		S
12/4/2006	2,500		9.89		S
12/4/2006	8,658		9.62		B
12/5/2006	8,900		9.51		B
12/6/2006	2,500		9.77		S
12/11/2006	2,556		9.87		S
12/18/2006	7,000		9.55		B
12/19/2006	5,000		9.84		S
12/19/2006	852		9.41		B
12/27/2006	200		9.59		B
12/29/2006	3,500		9.59		B
12/29/2006	2,800		9.88		S


Income Shares
Date		Shares	Price Per Share	  Sold or Bought
11/3/2006	2000		8.64		B


Privately Managed Shares
Date		Shares	Price Per Share	  Sold or Bought
10/30/2006	1000		8.75		B
10/31/2006	1800		8.695		B
11/1/2006	200		8.67		B
11/3/2006	1200		8.645		B
11/6/2006	1119		8.6593		B
11/7/2006	1017		8.62		B
11/9/2006	236		8.61		B
11/9/2006	1000		8.62		B
11/9/2006	264		8.62		B
11/10/2006	195		8.61		B
11/28/2006	4000		9.54		S


(d)	None


(e)     Not applicable


Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to the Issuer.

NOTE: Share quantities have been changed to reflect the execution of the reverse split on July 31, 2006.

	The Reporting person's wife, Joy R. Berlin, individually, owns the JRB Shares. Berlin Family Educational Foundation individually owns the BFF Shares. Through an understanding between (a) the Reporting Person and Joy R. Berlin and (b) the Reporting Person and Berlin
Family Educational Foundation, the Reporting Person has the shared power to dispose or to direct the disposition of and shared power to vote or to direct the vote of the JRB Shares and the BFF Shares.
Joy R. Berlin disclaims beneficial ownership of all Berlin Shares other than the JRB Shares. The Berlin Family Educational Foundation disclaims beneficial ownership of all Berlin Shares other than the BFF Shares. The Reporting Person disclaims beneficial ownership of the JRB Shares. The Reporting Person disclaims beneficial ownership of the BFF Shares.

	Berlin Capital Growth, L.P. owns 58,104 Shares. Through an understanding between the Reporting Person and BCG, the Reporting Person has the sole power to dispose or to direct the disposition of and sole power to vote or to direct the vote of the Capital Shares. The Reporting Person disclaims beneficial ownership of the Capital Shares.

	Berlin Income, L.P. owns 9,500 Shares. Through an understanding between the Reporting Person and BI, the Reporting Person has the sole power to dispose or to direct the disposition of and sole power to vote or to direct the vote of the Income Shares. The Reporting Person disclaims beneficial ownership of the Income Shares.

	The owners of the PMAs, individually, own the Privatley Managed Shares. Through an understanding between the Reporting Person and the owners of the Privately Managed Accounts, the Reporting Person has the shared power to dispose or to direct the disposition of and shared power to vote or to direct the vote of the Privately Managed Shares. The Reporting Person disclaims beneficial ownership of the Privately Managed Shares.

	The partners of Berlin Capital Growth, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. Those net assets include any proceeds from the sale of Capital Shares.

	The partners of Berlin Income, L.P. have the right to receive distributions of the net assets of Berlin Income, L.P.
Those net assets include any proceeds from the sale of Income Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2007

/s/
Thomas G. Berlin